NEWS RELEASE

EMX Royalty Options the Buckhorn Creek Copper Porphyry Project in Arizona to Kennecott Exploration

Vancouver, British Columbia, February 8, 2018 (TSX Venture: EMX; NYSE American: EMX) – EMX Royalty Corporation (the “Company” or “EMX”) is pleased to announce the execution of an option agreement (the “Agreement”), through its wholly owned subsidiary Bronco Creek Exploration, Inc. (“BCE”), for the Buckhorn Creek copper porphyry project (the “Project”) with Kennecott Exploration Company (“Kennecott”), part of the Rio Tinto Group. The Agreement provides for work commitments as well as cash payments to EMX during Kennecott's earn-in period, and upon earn-in, a 2% NSR royalty interest in addition to pre-production and milestone payments to EMX's benefit. The Project is located in north-central Arizona, approximately 70 kilometers north of Phoenix, and lies in the greater Castle Creek Mining District. Please see www.emxroyalty.com for more information.

Commercial Terms Overview. Pursuant to the Agreement, Kennecott can earn 100% interest in the Project by (all dollar amounts in USD): (a) making a $30,000 payment upon execution of the Agreement and making subsequent option payments, together totaling $550,000, and (b) completing $4,500,000 in exploration expenditures before the fifth anniversary of the Agreement. Upon exercise of the option EMX will retain a 2% NSR royalty on the Project which is not capped or purchasable.

After exercise of the option, annual advance minimum royalty (“AMR”) payments are due starting at $100,000 and increasing to $150,000 upon completion of an Order of Magnitude Study ("OMS") or Preliminary Economic Assessment ("PEA"). Kennecott may make a one-time payment of $3,500,000 to extinguish the obligation to make AMR payments. All AMR payments cease upon commencement of production from the Project.

In addition, Kennecott will make milestone payments consisting of:

•	$500,000 upon completion of an OMS or PEA,
•	$1,000,000 upon completion of a Prefeasibility Study, and
•	$2,000,000 upon completion of a Feasibility Study. The Feasibility Study payment will be credited against future royalty payments.

Project Overview. The Buckhorn Creek property consists of 169 unpatented lode mining claims and one State of Arizona exploration permit. The Project is located within a highly extended belt of rocks that includes the Sheep Mountain porphyry copper-molybdenum deposit located ~9.5 kilometers to the northeast. Rocks within this structurally extended belt are complexly faulted and tilted, with potential host rocks frequently covered by post-mineral volcanic and sedimentary rocks. These host rocks, exposed within several small windows through the younger cover rocks, exhibit patterns of porphyry related alteration and mineralization that vector towards a large, concealed target within the Buckhorn Creek Project area. As well, older post-mineral sedimentary rocks adjacent to the target area contain beds of altered and mineralized Laramide porphyry and other intrusive clasts that are interpreted to be sourced from rocks lying beneath the covered portion of the property, providing further evidence for a concealed porphyry center. This covered porphyry target will be the focus of follow-up exploration.

Earlier work on the property by EMX and previous partners consisted of reconnaissance to detailed scale geologic mapping, an induced polarization (“IP”) geophysical survey, and drill permitting. This work reinforced the original geologic and structural target concept. EMX and Kennecott are currently in discussions regarding a proposed work program that may include additional geophysical work and an initial drill test.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.emxroyalty.com

The Buckhorn Creek Project was initially advanced under a regional exploration alliance with a previous partner. The Project was acquired by staking prospective open ground, with partner funded land acquisition and exploration work conducted at no cost to EMX. The Company's royalty generation initiatives continue to focus on new acquisition opportunities within the productive Laramide porphyry copper belt of the southwestern U.S.

Dean D. Turner, CPG, a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

Note: Deposits of the Castle Creek District provide geologic context for EMX’s Project, but this is not necessarily indicative that the Project hosts similar mineralization.

About EMX. EMX leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX receiving pre-production payments and retaining royalty interests. EMX complements its royalty generation initiatives with royalty acquisitions and strategic investments.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EMXroyalty.com	Email: SClose@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merits of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the nine month period that ended on September 30, 2017 (the “MD&A”), and the most recently filed Form 20-F for the year that ended on December 31, 2016, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.emxroyalty.com